Exhibit 21.1

List of Significant Subsidiaries and VIE of the Registrant

Significant Subsidiaries	Place of Incorporation
36Kr Holding Limited	British Virgin Islands
36Kr Holdings (HK) Limited	Hong Kong
Tianjin Duoke Investment Co., Ltd.	PRC
Beijing Dake Information Technology Co., Ltd.	PRC

VIE	Place of Incorporation
Beijing Duoke Information Technology Co., Ltd.	PRC